INVESTMENT MANAGEMENT

Reliable Partner | Reliable Investing®

July 13, 2020
VIA EDGAR
Mr. Tony Burak
Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Voya Balanced Portfolio, Inc.	Voya Partners, Inc.
SEC File Nos. 033-27247; 811-05773	SEC File Nos. 333-32575; 811-08319
Voya Equity Trust	Voya Separate Portfolios Trust
SEC File Nos. 333-56881; 811-08817	SEC File Nos. 333-141111; 811-22025
Voya Funds Trust	Voya Strategic Allocation Portfolios
SEC File Nos. 333-59745; 811-08895	SEC File Nos. 033-88334; 811-08934
Voya Government Money Market Portfolio	Voya Variable Funds
SEC File Nos. 002-53038; 811-02565	SEC File Nos. 002-51739; 811-07651
Voya Intermediate Bond Portfolio	Voya Variable Products Trust
SEC File Nos. 002-47232; 811-02361	SEC File Nos. 033-73140; 811-08220
Voya Investors Trust	Voya Variable Portfolios, Inc.
SEC File Nos. 033-23512; 811-05629	SEC File Nos. 333-05173; 811-07651
Voya Mutual Funds	Voya Variable Insurance Trust
SEC File Nos. 033-56094; 811-07428	SEC File Nos. 333-83071; 811-9477

Dear Messrs Burak and Long:

This letter responds to comments provided on June 4, 2020 to Kevin Gleason, Todd Modic, Paul Caldarelli, Jay Stamper, Tin Bui and Dorothy Roman, by the Staff of the U.S. Securities and Exchange Commission ("Staff") with respect to the Sarbanes-Oxley Review of Form N-CSR filings and where applicable, Form N-1A and Form N-CEN filings. Form N-CSR was filed on March 9, 2020 for Voya Balanced Portfolio, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Voya Variable Funds, Voya Variable Products Trust, Voya Variable Portfolios and Voya Variable Insurance Trust; on January 8, 2020 for Voya Mutual Funds and former registrant, Voya Series Fund, Inc.; on August 8, 2019 for Voya Equity Trust, Voya Separate Portfolios Trust and former registrant, Voya Series Fund, Inc.; and on June 7, 2019 for Voya Funds Trust, Voya Separate Portfolios Trust and former registrant, Voya Series Fund, Inc. (each a "Registrant" and collectively, the "Registrants). Our summary of the comments and our responses thereto are provided below.

General Comments

1.Comment: The Staff requested that the Principal Risks section be prioritized in order of those most likely to adversely affect a mutual fund's net asset value, yield, and total return first, followed by the remaining risks placed in alphabetical order.

Response: The Registrants believe that the current risk disclosure, including the alphabetical ordering of the list of a mutual fund's principal risks, is appropriate and consistent with Item 4 of Form N-1A, which requires that a fund summarize, based on disclosure in Item 9, the principal risks of investing in the fund, including the risks to which the fund's portfolio "as a whole" is subject. Form N-1A does not contemplate any particular ordering of the risks summarized in Item 4. Additionally, the Registrants believe that rank- ordering risks as the Staff suggests could create the risk that investors would mistakenly minimize or ignore risks that appear at the end or near the end of such a rank-ordered list of risks and is concerned that such a circumstance could cause an investor not to appreciate fully all of the principal risks to which a Portfolio's portfolio as a whole is subject.

Form N-1A

2.         Comment: The Staff noted Voya Limited Maturity Bond Portfolio, Voya Intermediate Bond Portfolio, Voya Floating Rate Fund and Voya Securitized Credit Fund had exposure to the London Interbank Offered Rate ("LIBOR") and requested corresponding additional Principal Risk disclosure.

	Response:	The Registrants appreciate the comment and note the discussion of LIBOR is in the
Statements of Additional Information for each Voya mutual fund noted above. As we near the date of discontinuance, the Registrants will consider including additional disclosures in future annual updates.
3.	Comment:	The Staff noted a large portion of assets for Voya Large Cap Growth Portfolio (Information
Technology 37.9%) and VY® JPMorgan Emerging Markets Equity Portfolio (Financials 37.3%) invested in an economic sector (25% or greater) without a corresponding concentration strategy or risk disclosed in the applicable prospectus summary. The Staff recommends the Registrants consider disclosing any additional related disclosures.
	Response:	The Registrants will include additional disclosures, if warranted, in future annual updates.

Form N-CEN

4.         Comment: The Staff noted the below Voya mutual funds experienced a return of capital during the fiscal year. The Staff commented that Item B.23 on Form N-CEN did not indicate any written statements pursuant to Section 19(a) of the 1940 Act and Rule 19a-1 were filed.

Voya Securitized Credit Fund	Voya Global Equity Dividend	VY® Barron Growth Portfolio
Fund
Voya Emerging Markets Local	Voya Global Bond Fund	VY® JPMorgan Small Cap Core
Currency Fund		Equity Portfolio

Response: Registrants confirm Section 19(a) of the 1940 Act requires that a payment made from a mutual fund that is from a source other than net investment income be accompanied by a written statement adequately disclosing the source of that payment. Voya has several mutual funds that pay a level distribution and therefore Section 19 notices routinely accompany these payments since the distribution is estimated at the time to include either return of capital or capital gains.

For the Voya mutual funds noted in the Staff's review, at the time of the distributions, the payments were estimated to made from net income as of the close of the period as of which such distributions were made. Section 19 notices did not accompany these payments since, in order to do so, the return of capital would have had to be anticipated prior to making the distributions. More details regarding each fund are included below.

Funds with a fiscal year end of December 31, 2019:

VY® Barron Growth Portfolio and VY® JPMorgan Small Cap Core Equity Portfolio – These funds paid their accumulated long-term capital gains ("LTCG") in anticipation of the redemption of a substantial amount of the funds' net assets (39% and 31% respectively) on December 9, 2020. This was done to avoid having a large capital gain distribution being executed across a smaller shareholder base post-redemption, which would have resulted in a substantial erosion of the funds' NAVs. Subsequent to the distribution, but prior to year-end, the funds realized capital losses. This resulted in a small amount of return of capital for each fund.

VY® Baron Growth Portfolio paid out $14.04 per share as LTCG distributions of which $0.15 (1%) was ultimately return of capital. VY® JPMorgan Small Cap Core Equity Portfolio paid out $4.78 per share as distributions from realized gains of which $0.23 (5%) was ultimately return of capital. Please note that VY® JPMorgan Small Cap Core Equity Portfolio also paid out $0.03 per share of net investment income during the year, all of which was ultimately net investment income.

Funds with a fiscal year end of October 31, 2019:

Voya Global Bond Fund paid out $0.44 per share as net investment income distributions throughout the year of which $0.05 (11%) was ultimately return of capital. This fund has substantial foreign currency exposure and the return of capital was a result of foreign currency losses which offset ordinary income for tax purposes. At the time of the distribution, the entire payment was estimated to be from net investment income on a GAAP basis.

Voya Global Equity Dividend Fund paid out $0.95 as net investment income distributions throughout the year of which $0.01 (1%) was ultimately return of capital. This fund pays its net investment income on a calendar quarterly basis. Included as income on the records of the fund for the quarter-ended September 30, 2019 was $0.025 of class action proceeds which were subsequently reclassed to realized gains for GAAP and tax purposes during the October 31, 2019 financial statement audit. This resulted in the small amount of return of capital.

Funds with a fiscal year end of March 31, 2019:

Voya Securitized Credit Fund paid out $0.47 per share as net investment income distributions throughout the year of which $0.01 (2%) was ultimately return of capital. This fund accrues ordinary income distributions daily. Falling interest rates late in the year resulted in this unintentional return of capital.

Voya Emerging Markets Local Currency Debt Fund paid out $0.33 per share as net investment income distributions throughout the year of which $0.27 (82%) was ultimately return of capital. This fund has substantial foreign currency exposure and the return of capital was a result of foreign currency losses which offset ordinary income for tax purposes. At the time of the distribution, the entire payment was estimated to be from net investment income on a GAAP basis. It should also be noted that this fund is 100% owned by other Voya Funds and therefore, the Fund has no external shareholders to report to in the case that Section 19 notices had been required.

5.         Comment: Based on the response filed for Item B.22 on Form N-CEN, the Staff noted there was an error in calculating the net asset value ("NAV") for Voya Global Bond Fund and Voya Global Bond Portfolio. The Staff requested the Registrants identify the circumstances relating the NAV error and disclose any weakness in controls that were identified.

	Response:	The two Voya mutual funds were undervalued due to an expiring swaption that was not properly recorded by the fund accounting agent as being exercised through delivery of the underlying swap due to insufficient information on the trade tickets. The error resulted in the NAV's of the two Voya mutual funds being undervalued by greater than ½ of 1 percent for one day. The error was detected the next business day through further inquiry by the fund accounting agent of the trade ticket information with the respective sub-adviser of the two Voya mutual funds. Shareholder activity for that one business day with the NAV error was re-processed. To prevent future occurrences, additional controls were put in place to ensure sufficient information is contained on trade tickets, and if information is not clear or missing, the sub-adviser would be contacted by the funds' fund accounting agent.
6.	Comment:	The Staff noted Voya Russell Large Cap Growth Index Portfolio answered yes to Item C.4
Diversification on Form N-CEN and requested the Registrant explain how the Portfolio is operating as non-
diversified.
	Response:	The Registrant confirms Voya Russell Large Cap Growth Index Portfolio is a diversified
Portfolio as the term is defined in section 5(b)(2) of the 1940 Act. The Registrant had erroneously answered this Item incorrectly. Recently filed Form N-CEN on March 16, 2020 did have this response reflected as diversified.
Management's Discussion of Fund Performance ("MDFP")
7.	Comment:	The Staff commented the line graph presented in the MDFP for Voya Diversified Emerging
Markets Debt Fund (the "Fund") compared growth of the Fund against a composite index, which is a blend of 1/3 J.P. Morgan Government Bond Index — Emerging Markets Global Diversified USD Index, 1/3 J.P.
Morgan Emerging Markets Bond Index — Global Diversified Index, and 1/3 J.P. Morgan Corporate
Emerging Markets Bond Index Broad Diversified Index. The Staff noted Fund performance should reflect returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7)
on Form N-1A.
	Response:	The Registrant confirms for future MDFP presentations, the line graph for Voya
Diversified Emerging Markets Debt Fund will be revised to include returns against broad-based composite index and a standalone index.
Summary Prospectus fee tables
8.	Comment:	The Staff noted the Prospectus fee tables for Voya Large-Cap Growth Fund and Voya
MidCap Opportunities Fund reflected recoupment as a separate line item within "Waivers, Reimbursements and Recoupments." The Staff commented recoupment should be reflected in the fee table as a separate line item or included in Other Expenses and reflected in its gross expenses, as prescribed by guidance in ADI
2019-09.
	Response:	The Registrants will, in future filings, add recoupment as a separate line or include in Other

Expenses within the fee tables.

* * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul Caldarelli Paul Caldarelli

Vice President and Senior Counsel

Voya Investment Management

cc:Todd Modic

Voya Investment Management

Huey P. Falgout, Jr., Esq. Voya Investment Management